EXHIBIT 99.4

LONCOR RESOURCES INC.

FINANCIAL STATEMENT AND MD&A REQUEST FORM

In accordance with securities legislation, shareholders of Loncor Resources Inc. (the "Corporation") may elect annually to receive a copy of the Corporation's quarterly interim consolidated financial statements and related management’s discussion and analysis ("MD&A"), the Corporation's annual consolidated financial statements and related MD&A, or both.

If you wish to receive copies of these documents, please complete this form and return it to the following address (shareholders must renew their requests to receive these documents each year):

Equity Financial Trust Company
Suite 400, 200 University Avenue
Toronto, Ontario, M5H 4H1, Canada

☐	Please send me ONLY the quarterly interim consolidated financial statements and related MD&A.
☐	Please send me ONLY the annual consolidated financial statements and related MD&A.
☐	Please send me BOTH the quarterly interim consolidated financial statements and the annual consolidated financial statements, and the respective MD&A for such statements.

Copies of the Corporation's annual and quarterly consolidated financial statements and related MD&A are also available on the SEDAR website at www.sedar.com.

DATED: _____________________, 2012.	__________________________________________ Signature I confirm that I am a shareholder of the Corporation.
__________________________________________ Name of Shareholder - Please Print
__________________________________________ Address
__________________________________________
__________________________________________
__________________________________________ Name and title of person signing if different from the name above.

The Corporation will use the information collected solely for the purpose of mailing the financial statements and MD&A to you and will treat your signature on this form as your consent to the above.